AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at August 31, 2002, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended August 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended August 31, 2002, 2001 and 2000 to the extent summarized in note 17 to the consolidated financial statements.

Signed: “KPMG LLP”

Chartered Accountants

Edmonton, Canada

December 2, 2002

COMMENTS BY AUDITOR FOR U.S. READERS

ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the notes to these financial statements.  Our report to the shareholders dated December 2, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Signed: “KPMG LLP”

Chartered Accountants

Edmonton, Canada

December 2, 2002

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

                                           2002           2001            2000

                                      AUGUST 31,     August 31,      August 31,

ASSETS

Current assets:

  Cash and short term investments   $    518,581   $    197,637   $    163,456

  Accounts receivable (note 3)           238,886        112,072        135,696

  Receivable from NRC (note 15)           37,620            --             --

  Inventories                            275,305        356,065        495,620

  Prepaid expenses and deposits            6,939         18,480         17,260

                                       1,077,331        684,254        812,032

Prepaid rent and

   security deposit (note 9)               7,192         37,000         37,000

Capital assets (note 4)                  201,901        287,650        349,344

Intangible assets (note 5)                35,497         13,241        702,802

Loan receivable from director (note 6)       --             --          56,000

                                    $  1,321,921   $  1,022,145   $  1,957,178

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:

  Payables and accruals             $    184,153   $    179,875   $    485,198

  Notes payable (note 7)                     --         326,483            --

                                         184,153        506,358        485,198

Long-term payable to NRC (note 15)        37,620            --             --

Shareholders' equity:

  Share capital (note 8)              11,384,507      9,082,178      7,432,422

  Deficit                            (10,284,359)    (8,566,391)    (5,960,442)

                                       1,100,148        515,787      1,471,980

Future operations (note 1)

Commitments (note 9)

Subsequent events (note 16)

                                    $  1,321,921   $  1,022,145   $  1,957,178

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura“                      Signed “Len Danard“

Director                                   Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

                                           2002           2001            2000

                                      AUGUST 31,     August 31,      August 31,

Revenue                           $      343,257  $     269,235  $     665,573

Expenses:

  Cost of sales                          216,782        145,679        514,768

  Direct and product development         632,042        163,891        229,882

  Marketing and business development     314,168        545,323        394,867

  General and administrative             814,681      1,093,773        530,127

  Interest and other charges               9,093         49,700         15,315

  Amortization                            62,438         58,634        303,660

                                       2,049,204      2,057,000      1,988,619

Loss before the under-noted           (1,705,947)    (1,787,765)    (1,323,046)

Gain (loss) on sale of capital assets        393          7,221           (931)

Write-down of inventories                    --             --        (244,567)

Write-down of capital and

  intangible assets                      (12,414)      (825,405)    (1,103,116)

Net loss                              (1,717,968)    (2,605,949)    (2,671,660)

Deficit, beginning of year            (8,566,391)    (5,960,442)    (3,288,782)

Deficit, end of year               $ (10,284,359)  $ (8,566,391)  $ (5,960,442)

Basic and diluted loss

  per common share (note 8)        $       (0.09)  $      (0.17)  $      (0.21)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

                                           2002           2001            2000

                                      AUGUST 31,     August 31,      August 31,

Cash provided by (used in):

Operating:

  Net loss                        $   (1,717,968) $  (2,605,949) $  (2,671,660)

Items which do not involve cash:

  Amortization                            62,438         58,634        303,660

  Loss (gain) on sale of capital assets     (393)        (7,221)           931

  Write-down of inventories                  --             --         244,567

  Write-down of leases receivable            --             --          35,642

  Write-down of capital and

     intangible assets                    12,414        825,405      1,103,116

  Reduction of loan receivable

     from director                           --          37,401            --

  Consulting services settled by

     Reduction of share purchase loan     18,000            --             --

  Shares to be issued pursuant to

     ARC agreement                       184,375            --             --

Change in non-cash operating

     working capital                     (30,235)       (75,064)       202,579

                                      (1,471,369)    (1,766,794)      (781,165)

Financing:

  Proceeds from issue of share capital,

    net of transaction costs           1,234,467      1,026,538        387,633

  Proceeds from issue of notes payable   739,000        900,000            --

  Repayment of notes payable            (200,000)           --             --

  Repayment of long-term debt (note 7)       --             --        (211,211)

                                       1,773,467      1,926,538        176,422

Investing:

  Purchase of capital assets             (82,150)       (44,701)       (14,129)

  Prepaid rent and security deposit       29,808            --         (37,000)

  Proceeds on sale of capital assets     110,629         13,695        481,093

  Acquisition of intangible assets       (39,441)       (94,557)      (173,225)

                                          18,846       (125,563)       256,739

Increase (decrease) in cash              320,944         34,181       (348,004)

Cash and short-term investments,

  beginning of year                      197,637        163,456        511,460

Cash and short-term investments,

  End of year                     $      518,581  $     197,637  $     163,456

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

1.  Nature of operations and future operations:

Resin Systems Inc. (the “Company”) was incorporated on July 26, 1995 under the Business Corporations Act of Alberta and commenced active operations on September 1, 1995.  The Company's primary business is the development and marketing of its composite resin system.  Until late fiscal 2000, the Company’s primary business was the sale of a protective coating, "Uni-Seal", produced from recycled tires.  The Company is traded on the TSX Venture Exchange under the symbol “RS”.

The Company has completed the filing of Form 20F registration statement under The Exchange Act of 1934 and is now a full reporting foreign private issuer in the United States.  The Company is also currently in discussions with OTC Bulletin Board market makers to facilitate sponsorship in the U.S. Market.

   Future operations:

   These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (see also notes 16 and 17), which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the year ended August 31, 2002, the Company reported a loss of $1,717,968 and has an accumulated deficit of $10,284,359.  As at August 31, 2002 the Company has positive working capital of $893,178.

   In fiscal 2002 the Company began the implementation of a revised business plan, which included a reduction of staff and closing of its U.S. office that was opened earlier in 2002.  The Company also began to implement a new sales and marketing strategy and spent considerable time and resources refining process issues related to entering pultrusion production.

   Also in fiscal 2002, the Company evaluated and pursued new financing alternatives, including signing agreements with the National Research Council (“NRC”) and the Alberta Research Council (“ARC”) to assist the Company in further development of various Version resin systems.  Prior to entering into these agreements, the Company issued $739,000 in notes payable that were, under the terms of the notes, converted into equity upon execution of the NRC agreement.  In addition, the Company completed a fully subscribed private placement that generated proceeds of $1,239,713 (see note 8).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

1.  Nature of operations and future operations, (continued):

   Future operations, (continued):

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

2.  Significant accounting policies:

   (a)  Name change:

   On May 8, 2000, the Company changed its name to Resin Systems Inc. from Recycled Solutions for Industry Inc.

   (b)  Basis of presentation:

   These consolidated financial statements include the accounts of the Company and its U.S. subsidiary, Resin Systems Incorporated.  The Company also has the following inactive subsidiaries: Uni-Seal (Canada) Inc., Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc., Resin Systems International Ltd. (Barbados) and Resin Systems Sales Limited (Ireland).

   (c)  Cash and short-term investments:

   Cash and short-term investments are carried at cost which approximates market.  The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and short-term investments.

   (d)  Inventories:

   The Company records inventories on a first-in, first-out basis at the lower of cost and net realizable value which is equivalent to market.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

2.  Significant accounting policies, (continued):

   (e)  Capital assets:

   Capital assets are recorded at cost.  Amortization is provided using the declining balance method at the following annual rates:

Asset                                                             Rate

Building                                                           5%

Equipment                                                         20%

Computer hardware and software                                    30%

   (f)  Intangible assets:

   The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.

   Intangible assets are recorded at cost and their carrying value is assessed for future recoverability or impairment on an annual basis.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.  Amortization of intangible assets is provided on a straight-line basis over their estimated useful life of five years.

   (g)  Foreign currency translation:

   Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date.  Revenues and expenses are translated at the exchange rate in effect at the transaction date.

   The Company’s subsidiaries are fully integrated subsidiaries, and are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are recorded at the exchange rate on the transaction date.

   Exchange gains and losses are included in the determination of earnings (losses).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

2.  Significant accounting policies, (continued):

   (g)  Foreign currency translation, (continued):

   The following rates were used in the preparation of the financial statements:

                                 Average rate         Rate at year end

August 31, 2002                     1.5440                      1.5346

August 31, 2001                     1.5545                      1.5183

August 31, 2000                     1.4812                      1.4557

   (h)  Use of estimates:

   The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those reported.  The recoverable value of the inventories, capital and intangible assets, and amortization rates are the more significant items subject to estimates in these financial statements.

   (i)  Stock-based compensation plans:

   The Company has a stock-based compensation plan, which is described in note 8.  No compensation expense is recognized for this plan when stock or stock options are issued to employees.  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

   When the Company issues stock to non-employees for services in settlement of debt, it recognizes the transaction at the estimated fair value.  When the Company issues stock options to non-employees no compensation expense is recognized.  Any consideration paid by the non-employees on exercise of the stock options is credited to share capital.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

2.  Significant accounting policies, (continued):

   (i)  Stock-based compensation plans, (continued):

   In December 2001, the CICA issued Handbook Section 3870 to be applied for fiscal years beginning on or after January 1, 2002.  This standard requires that certain types of stock-based compensation arrangements be accounted for at fair value, giving rise to compensation expense.  The section sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions and applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.  The new standard permits companies to continue the policy that no compensation cost is recorded on the grant of stock options to employees.  Disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options are required for options granted to employees.  Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.  The Company will adopt this standard in fiscal 2003.

   (j)  Revenue recognition:

   Revenue is recognized upon the transfer of legal title.  The Company sells all its products on a “F.O.B. Plant” basis and all risk of loss is assumed by the customer once the product has left the Company’s plant.  Only when this condition of sale has been met, does the Company recognize revenue associated with the transaction.

   (k)  Income taxes:

   The Company uses the asset and liability method of accounting for income taxes on an annual basis. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

2.  Significant accounting policies, (continued):

   (l)  Loss per common share:

   In January 2001, The Canadian Institute of Chartered Accountants issued new requirements under Handbook Section 3500, Earnings Per Share.  The standard required a change from the imputed interest method of presenting earnings per share to the treasury stock method of presentation for earnings per share.  Under the treasury stock method, the objective is to provide a measure of the interests of each Common Share in the performance of an enterprise for the reporting period.

   The Company has adopted Section 3500 and applied it on a retroactive basis.  Under the new standard, the 9,699,560 Common Shares held in escrow (see note 8) are not considered outstanding and are only included in the calculation of basic earnings per share when all the necessary conditions for their issuance have been satisfied.  As a result, the Company’s weighted average number of Common Shares outstanding for the periods ended August 31, 2002, 2001 and 2000 has been reduced by 9,699,560.  This reduction has increased the loss per share for the year ended August 31, 2002 to $0.09 from $ 0.06, for the year ended August 31, 2001 to $0.17 from $0.10 and for the year ended August 31, 2000 to $0.21 from $0.12.

   (m)  Comparative figures:

   Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the year ended August 31, 2002.

3.  Accounts receivable and allowance for doubtful accounts:

   The Company reports accounts receivable net of allowance for doubtful accounts and accounts that have been written off directly to expense as they become uncollectible during the year.  An estimation of the allowance for doubtful accounts is based upon management’s analysis of individual customer accounts and the likelihood of collecting each account based upon the age of the amount outstanding as it relates to specific invoices.  Allowance for doubtful accounts, as at August 31, 2002, 2001 and 2000 were; $124,203, $38,221 and nil respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

4.  Capital assets:

                                             Accumulated           Net Book

                                  Cost      amortization              value

August 31, 2002:

Equipment                    $  372,999        $  206,146         $  166,853

Computer hardware and

  software                       84,439            49,391             35,048

                             $  457,438        $  255,537         $  201,901

August 31, 2001:

Land                         $   50,107        $      --          $   50,107

Building                         72,987            17,941             55,046

Equipment                       321,428           164,433            156,995

Computer hardware and

  software                       61,048            35,546             25,502

                             $  505,570        $  217,920         $  287,650

August 31, 2000:

Land                         $   68,328        $      --          $   68,328

Building                        100,318            13,606             86,712

Equipment                       306,057           135,420            170,637

Computer hardware and

  software                       48,284            24,617             23,667

                             $  522,987        $  173,643         $  349,344

   During fiscal 2002, the Company sold excess lab equipment for gross proceeds of $3,271, also during this period the Company sold its land and building in the United States for gross proceeds of $75,000 U.S.

   During the year ended August 31, 2001, the Company wrote down its land and building located in the United States by $45,552 to reflect the fair market value of the property which was subsequently sold.

   In fiscal 2000 the Company sold land and building located in Edmonton as well as a truck and trailer.  This transaction reduced the Company’s long-term debt to nil.  Commensurate with the sale of the land and building, the Company entered into an agreement with the purchaser to lease-back the facilities on a long-term basis.  Additionally, the Company wrote down capital assets during the year ended August 31, 2000 by $103,116.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

5.  Intangible assets:

                                                 Accumulated        Net Book

                                      Cost      amortization           value

August 31, 2002

Leasehold improvements          $   39,441        $    3,944      $   35,497

August 31, 2001

Leasehold improvements          $   16,552        $    3,311       $  13,241

August 31, 2000

Technology rights to

   Uni-Seal sealant             $  529,635        $      --      $   529,635

Version resin deferred

   development costs               171,131               --          171,131

Leasehold improvements               2,094                58           2,036

                                $  702,860        $       58     $   702,802

   During the year ended August 31, 2002, the Company moved the location of its head office.  As a result, unamortized leasehold improvements related to the previous location of $12,414 were written off.

   In August 2001, management wrote off a majority of the Company’s intangible assets as the recovery of these costs could not be reasonably regarded as assured.

   In fiscal 2000 the Company shifted its focus toward its “Version” resin system and away from industrial coatings.  As a result, in fiscal 2000 the carrying value of the “Uni-Seal” technology rights were written down by a net amount of $1,000,000 to reflect the estimated portion that related to the industrial coatings products.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

6.  Related party transactions:

   During the year ended August 31, 2002, the Company contracted with one of its directors and senior officers to provide services amounting to $7,490 for leasehold improvements which were capitalized.

   In 1999, the Company provided one of its directors with an interest free loan relating to relocation expenses.  During the year ended August 31, 2001, this loan was reduced by the relocation expenses incurred and was fully repaid.

7.  Notes payable:

(a)  Issued fiscal 2001:

During the year ended August 31, 2001, the Company completed the private placement of promissory notes in the aggregate principal amount of $900,000 bearing interest at 12% per annum.  The holders of the promissory notes had a first right, but not an obligation to, participate in the prospectus offering that closed on June 29, 2001, to the extent of all, but not less than all, of the outstanding balance of the principal sum thereof and any accrued and unpaid interest thereon, plus a cash bonus equal to the difference between $12,000 (for each principal amount of $100,000) and such accrued and unpaid interest at the time of the election to participate in the offering.  Of the aggregate amount mentioned above, holders of $600,000 (principal sum) elected to participate in the prospectus offering.

A holder of a promissory note with an original principal amount of $100,000 entered into agreement with the Company to be included in the new secured convertible promissory notes issued in fiscal 2002 (see note 7(b)).

The remaining promissory notes with an original principal amount of $200,000 and the accrued interest thereon were repaid in the year ended August 31, 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

7.  Notes payable, (continued):

(b)  Issued fiscal 2002:

During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002.  Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one “unit” for each $0.32 of principal and interest.  Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002.  The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding.

On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

8.  Share capital:

   (a)  Authorized and issued shares:

   The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares issuable in series.

   The Company’s issued share capital consists of the following Common Shares:

                                           Number of

                                              shares            Amount

Balance August 31, 1999                   22,272,219      $  7,044,789

Shares issued for cash net of

  transaction costs and share

  subscription promissory notes

  of $150,000                              1,654,000           387,633

Balance August 31, 2000                   23,926,219         7,432,422

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

8.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

                                           Number of

                                              shares            Amount

Balance August 31, 2000 (forward)         23,926,219         7,432,422

Shares issued for cash net of

  transaction costs                        2,244,766           998,538

Conversion of notes payable

  net of transaction costs (note 7)        1,033,847           623,218

Stock options exercised                       70,000            28,000

Balance August 31, 2001                   27,274,832         9,082,178

Conversion of notes payable

  net of transaction costs (note 7)        2,688,253           860,241

Shares issued for cash net of

  transaction costs and share

  subscription promissory notes

  of $175,540                              3,750,000         1,257,713

Total issued and outstanding              33,713,085        11,200,132

Shares to be issued pursuant to

  ARC Agreement (note 15 & 16)               312,500           184,375

Balance August 31, 2002                   34,025,585      $ 11,384,507

   In conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants (see note 8 (c)), in exchange for a promissory note in the amount of $193,540.  The promissory note is non interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount outstanding is due within sixty days.  As collateral for the note, the Company is holding the 483,850 Common Shares and warrants.  As at August 31, 2002 the balance outstanding is $175,540,

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

8.  Share capital, (continued):

   (b)  Options:

        Stock option plan:

   The Company has adopted a stock option plan to advance the interests of the Company by encouraging its directors, management, employees and consultants to acquire shares in the Company.  Under terms of the plan, the Board of Directors has full authority to administer the plan in accordance with the terms of the plan.  The plan provides that the aggregate number of shares to be delivered upon the exercise of all options granted under the plan shall not exceed 10% of the issued shares of the Company at the time of granting options.  The number of options and exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price may not be less than the market price of the shares, less any discounts permitted by the rules of the stock exchange or stock exchanges.

   The maximum number of options that may be granted to any one individual shall not exceed 5% of the Company’s issued and outstanding Common Shares.  The options granted under the plan may be exercisable for a period not exceeding five years and may vest at such times as the Board of Directors may determine at the time of grant.

        Outstanding Options:

A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, September 1, 1999       1,535,000            $       0.23

Granted                              1,125,000                    0.45

Exercised                             (894,000)                   0.20

Forfeited                             (451,000)                   0.20

Outstanding, August 31, 2000         1,315,000                    0.45

Granted                                825,000                    0.78

Exercised                              (70,000)                   0.40

Forfeited                             (190,000)                   0.47

Outstanding, August 31, 2001         1,880,000                    0.60

Granted                              2,955,000                    0.37

Exercised                             (200,000)                   0.35

Forfeited                           (1,450,000)                   0.69

Outstanding, August 31, 2002         3,185,000            $       0.36

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

8.  Share capital, (continued):

   (b)  Options, (continued):

        Outstanding Options, (continued):

   The following table summarizes information about the stock options outstanding as at August 31, 2002:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2002

$0.34                      70,000            3.00               35,000

$0.34                     845,000            4.25              596,666

$0.40                     200,000            0.42              200,000

$0.40                     250,000            2.67              250,000

$0.40                   1,360,000            4.75            1,160,000

$0.40                     350,000            4.92              250,000

$0.50                      70,000            4.50                  --

$0.65                      40,000            3.92               40,000

                        3,185,000            4.15            2,531,666

   During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share.  Payment for these shares was made in the form of promissory notes totaling $150,000, as collateral for notes the Company is holding the 750,000 shares.  These promissory notes are interest free and have no fixed terms of repayment.  In the fiscal year ended August 31, 2002, a director and officer of the Company paid $2,000 for part of the note, as a result 10,000 shares were released.

   Additionally in the year ended August 31, 2002, a consultant exercised 200,000 options with an exercise price of $0.35 per share.  Payment for these shares was pursuant to an interest free promissory note, with terms of payment in full on or before December 31, 2002.  Subsequent to this issuance, the consultant requested to cancel these shares and corresponding promissory note to which the Company agreed and executed the cancellations.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

8.  Share capital, (continued):

   (b)  Options, (continued):

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, September 1, 1999         375,000            $       0.20

Granted                                200,000                    0.35

Exercised                              (60,000)                   0.20

Forfeited                             (165,000)                   0.20

Outstanding, August 31, 2000           350,000                    0.29

Granted                                200,000                    0.93

Exercised                                 --                       --

Forfeited                             (150,000)                   0.20

Outstanding, August 31, 2001           400,000                    0.64

Granted                                615,000                    0.39

Exercised                             (200,000)                   0.35

Forfeited                             (200,000)                   0.93

Outstanding, August 31, 2002           615,000                    0.39

   (c)  Warrants:

   Pursuant to a private placement completed during the year ended August 31, 2001, the Company granted 1,000,000 share purchase warrants to the subscribers thereof.  Each warrant was exercisable into one Common Share of the Company at any time prior to December 22, 2001 at an exercise price of $0.60.  In fiscal 2002 the Company obtained permission from the regulatory authorities to extend the expiry date to April 22, 2002.  All warrants pursuant to this issue expired in fiscal 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

8.  Share capital, (continued):

   (c)  Warrants, (continued):

   As part of a prospectus offering completed in fiscal 2001, the Company granted an additional 1,948,624 warrants with an exercise price of $1.00 per share.  Each warrant entitled the holder to acquire one Common Share at any time prior to July 2, 2002.  All warrants relating to this issue expired in fiscal 2002.

   In conjunction with the note payable conversion referred to in note 7 above, the Company issued 2,688,253 warrants with an exercise price of $0.75 and an expiry date of December 20, 2002.

   Additionally in fiscal 2002, as part of a private placement completed July 15, 2002, the Company issued 3,750,000 warrants with an exercise price of $0.60 and an expiry date of June 30, 2003.

   (d)  Escrow shares:

   As at August 31, 2002, 9,699,560 of the Company’s issued shares are held in escrow and may not be released without the prior consent of regulatory authorities.  The release of these shares is governed by certain conditions, including one share to be released for each $0.50 of cash flow generated from operations by the Company and a maximum of one-third of the original amount released in any calendar year.

   Subsequent to August 31, 2002, the escrow agreement was converted to a time released escrow pursuant to a resolution passed at the Annual and Special Meeting of the Company held on October 15, 2002 (see note 16).

   (e)  Loss per share:

   Basic loss per share is calculated using a monthly weighted average of shares outstanding.  This calculation removes any shares held in escrow which as at balance sheet date are contingently returnable.  The weighted average Common Shares outstanding for August 31, 2002 was 19,369,745 and for August 31, 2001 and 2000 were 15,789,640 and 12,806,962 respectively.  The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

9.  Commitments:

   (a)  Royalties:

   As part of the purchase of the technical rights of the Uni-Seal sealant the Company agreed to pay vendor royalties on the amount of industrial coatings products sold at a rate ranging from $0.10 to $1.00 per gallon.

   (b)  Operating lease:

   The Company has entered into an agreement to lease plant and office space for a period of five years commencing February 1, 2002, with one renewable option for another five years.  The minimum rent payable for each of the next five years is as follows:

Year ended                                              Lease Payments

August 31, 2003                                         $       77,314

August 31, 2004                                                 80,910

August 31, 2005                                                 82,169

August 31, 2006                                                 84,956

August 31, 2007 (5 months)                                      35,960

10. Financial assets and financial liabilities:

   The fair values of the Company's cash and short-term investments, accounts receivable, accounts payable and accrued liabilities and notes payable and accrued interest approximate their carrying values due to their short-term nature.

   As at August 31, 2002, one customer accounted for 48% of total accounts receivable, net of allowance, (2001 - 80%, 2000 - 17%).  The remaining accounts receivable relate to customers in North America.  The Company does not obtain collateral or other security to support financial instruments subject to credit risk.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

10. Financial assets and financial liabilities, (continued):

   The Company earns revenue and records accounts receivable in foreign currency translated to Canadian dollars at the time of the transactions.  The Company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash.  These accounts receivable are short-term in nature.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in revenue.

11. Revenue:

   Revenue for the year ended August 31, 2002 includes interest income of $3,730 (August 31, 2001 - $14,071, August 31, 2000 - $196).

12.  Income taxes:

   (a)  Expected tax rate:

   The expected effective tax rate for a public company in Alberta is approximately 39% (2001 - 40% and 2000 – 44%).  The Company’s recorded income tax expense (recovery) differs from the amounts computed by applying the Company’s estimated income tax rate to the loss before income taxes as a result of the following:

                              August 31,       August 31,      August 31,

                                    2002             2001            2000

Loss before income taxes   $ (1,699,968)    $ (2,605,949)   $ (2,671,660)

Computed “expected” tax

    recovery                   (663,000)      (1,042,000)     (1,176,000)

Change in valuation

    allowance                   328,000          950,000         892,000

Change in enacted tax rates

    and use of tax rates

    of future years             386,000          188,000             --

Other, including

    permanent and U.S.

    tax rate differences        (51,000)         (96,000)        284,000

                                    --               --              --

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

12. Income taxes, (continued):

   (b)  Net future tax assets:

   The tax effects of temporary differences that give rise to significant portions of the future tax assets:

                              August 31,       August 31,      August 31,

                                    2002             2001            2000

Future tax assets:

   Non-capital losses

     carried forward-Cdn.  $  2,334,000     $  1,998,000    $  1,375,000

   Non-capital losses

     carried forward-U.S.       374,000          392,000         226,000

   Capital assets, differences

    between net book value and

    undepreciated capital cost  102,000           81,000         117,000

   Intangible assets,

    differences between net

    book value and cumulative

    eligible capital            551,000          696,000         511,000

   Other                        189,000           55,000          43,000

                              3,550,000        3,222,000       2,272,000

Less valuation allowance     (3,550,000)      (3,222,000)     (2,272,000)

                            $       --       $       --      $       --

   The Canadian non-capital losses carried forward expire primarily from 2004 through 2009, while the U.S. non capital losses carried forward expire primarily from 2016 through 2022.

13. Segmented information:

The Company’s activities comprise one business segment.

For the years ended August 31, 2002, 2001 and 2000, the Company’s revenue includes sales to companies in the United States of $240,554, $139,320 and $140,442 respectively.  Also, as at August 31, 2002, 2001 and 2000, the Company had capital assets with a net book value of $47,105, $167,052 and $229,379 respectively located in the United States.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

14. Statement of cash flows:

   Supplementary information related to cash flows from operations:

                               August 31,       August 31,     August 31,

                                     2002             2001           2000

Interest paid                  $    7,743      $      --       $ (15,257)

Interest received                   3,730           14,071           196

15. Government assistance, contingent liabilities and equity issue:

   (a)  Government assistance:

   During the year ended August 31, 2001, the Company received $41,000 in government assistance which was netted against development expenses.

   (b)  Government assistance and contingent liability:

   During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada (“NRC”), to further develop the Company’s Version resin technology for the pultrusion and filament winding composite markets.  This agreement falls under the NRC’s Industrial Research Assistance Program (“IRAP”) and allows for the Company to receive up to $400,000 over a two year period.  These proceeds are for certain costs incurred by the Company in developing Version F and Version S resin systems, two products designed for flame retardancy and processing speed applications.  These proceeds are repayable at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010.  If the Company has not repaid an amount equal to NRC’s contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

   As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company’s records as a receivable with an offsetting long-term liability.  The $37,620 was received subsequent to August 31, 2002 in full.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

15. Government assistance, contingent liabilities and equity issue, (continued):

   (c)  Government assistance and equity issue:

   In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council (“ARC”), to optimize the commercialization of the Company’s Version G resin system.  The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000.  In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company.  The agreement sets out the valuation of these shares at points in time.

   The first instalment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40 which entitled ARC to receive 312,500 shares.  As at balance sheet date, these shares had not been issued, however in accordance with Canadian generally accepted accounting principals (“Cdn. GAAP”) the Company has recorded the pending issue at its August 30, 2002 market price of $0.59 which in resulted in an additional expense of $ 59,375.

16. Subsequent events:

   (a)  Change in Stock Option Plan:

   Subsequent to the balance sheet date, the Company held its Annual and Special Meeting on October 15, 2002 in Edmonton.  At the meeting the disinterested shareholders approved the adoption of a new stock option plan for the Company.  Disinterested shareholders are those shareholders who are neither directors nor senior officers of the Company nor associates of the directors or senior offices of the Company.  This plan limits the issuance of stock options to a maximum of 6,740,000 Common Share options, which at the time, represented approximately 20% of the Company’s issued and outstanding Common Shares.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

16. Subsequent events, (continued):

   (b)  Change in Escrow Agreement:

   At the Annual and Special Meeting of the Company held on October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices.  Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis.  The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis to be released on April 15, 2003, subject to the approval of the TSX Venture Exchange.  The balance of the shares will be releasable over a period of six years with releases allowed every six months.  The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

   (c)  Letter of agreement with Canzeal Enterprises Ltd.:

   On December 2, 2002 the Company announced it had entered into a letter of agreement with Canzeal Enterprises Ltd. (“Canzeal”),to acquire the  worldwide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite poles.  In exchange for this intellectual property and associated rights the Company will issue Canzeal 3,000,000 equity units of the Company consisting of one Common Share and one-half warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of $0.75 per share at any time on or before the first anniversary of the closing date of the acquisition.  The deemed price per the agreement, for these units has been set at $1.5 million.  This agreement is subject to regulatory approval and certain conditions precedent, including the Company raising a minimum of $1,000,000 and a maximum of $3,000,000 through an equity or debt offering.  Pursuant to the agreement the purchase is expected to close on or before March 15, 2003.

   Pursuant to this agreement, the Company for a period of four years from the closing date, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

16. Subsequent events, (continued):

   (c)  Letter of agreement with Canzeal Enterprises Ltd., (continued)

   The Company will also grant Canzeal a right of first refusal to build manufacturing equipment based on the intellectual property to produce the composite poles.  Additionally, the Company will pay Canzeal 50% of any profits generated from the sale of such equipment provided by Canzeal, provided that Canzeal does not charge the Company more than 5% more than any bona fide quote the Company receives from a third party to the equipment.

   (d)  Private Placement of 6,000,000 equity units:

   On December 2, 2002 the Company issued a press release announcing its intention to issue a maximum of 6,000,000 equity units consisting of one Common Share and one Common Share warrant at a price of $0.50 per unit.  The Common Share warrant will entitle the holder to acquire one Common Share at an exercise price of $0.75 per share subject to adjustment in certain events, at any time on or before 4:30 p.m. (Edmonton time) on the first anniversary of the closing date of the private placement.

   Management disclosed that the proceeds from this private placement will be used to establish a fully operational Canadian based manufacturing facility, infrastructure and marketing/sales team to commercialize the manufacture and sale of compost poles by June 30, 2003.

17. Reconciliation with United States generally accepted accounting principals:

   The Company follows Canadian generally accepted accounting principles (“GAAP”), which conform in all material respects with those in the United States (“U.S.”), except as described below.  The paragraphs below describe the exceptions and the impact thereof, while the tables that follow summarize the financial impact on the Company's net loss, deficit and affected balance sheet items.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

   (a)  Intangible assets:

   The Company under Canadian GAAP has recorded intangible assets related to development costs and the purchase of technology rights.  Under Canadian GAAP, certain development costs are deferred and amortized on a systematic and rationale bases.  Under U.S. GAAP, such amounts are expensed as incurred.

   These differences under U.S. GAAP result in a reduction in expenses of  $1,062,648, $689,561 and nil for the years ended August 31, 2000, 2001 and 2002 respectively.

   (b)  Write-down of capital assets:

   Under Canadian GAAP, the write down of capital assets to net recoverable value may be done by estimating its future cash flow together with its residual value.  Under U.S. GAAP, the write down would require discounting of future cash flows.  During the years ended August 31, 2002, 2001 and 2000, the Company has recorded a nil, $45,552 and $103,116 write-down of capital assets, which would not be materially different under U.S. GAAP as the write down was based on what the value of the assets would be if the item would be sold currently between willing parties.

   (c)  Revenue and cost of sales:

   Under U.S. GAAP, interest income for the year ended August 31, 2002 of $3,730 (2001-$14,071 and 2000-$196) would be excluded from revenue and included under expenses (and other income).

   Under U.S. GAAP, the Company’s $244,567 write-down of inventories in the year ended August 31, 2000 would be included in cost of sales.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

   (d)  Stock based compensation:

   Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options or stock to employees, directors or consultants.  Under U.S. GAAP for stock and stock options issued to employees the Company has adopted the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the price the employee or director is required to pay.  Under U.S. GAAP, stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

   The Company pursuant to an employment contract committed to issue 80,000 common shares to an employee over the period July 1999 to August 2000.  The impact under U.S. GAAP using the intrinsic value-based method was additional compensation expense of $78,000 and $26,000 for the years ended August 31, 2000 and 1999, respectively.

   The Company issued stock options to employees and directors during the years ended August 31, 2000 and 1999 where the market price at the date of grant exceeded the exercise price.  The impact under U.S. GAAP using the intrinsic value-based method is additional compensation expense for the years ended August 31, 2002, 2001 and 2000 of nil, $15,412 and $25,288 respectively.

   In fiscal 2002, the Company re-priced 70,000 stock options granted to employees, as a result these options became variable options under U.S. GAAP.  Therefore, under U.S. GAAP for the year ended August 31, 2002 the Company has recorded additional compensation expense of $5,833.

   The Company issued stock options to consultants.  The impact under U.S. GAAP using the fair value method is additional compensation expense for the years ended August 31, 2002, 2001 and 2000 of $70,147, $12,478 and $37,435 respectively.  As at August 31, 2002, there is $127,706 in deferred compensation expense to be recognized in future periods in respect of these options.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

   (e)  Comprehensive income (loss):

   U.S. GAAP requires the disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions by and distribution to owners.  Comprehensive income (loss) incorporates net income (loss).  The Company has no items that impact comprehensive income (loss) other

   (f)  Shares to be issued:

   As at August 31, 2002, the Company has 312,500 shares with a value of $184,375 to be issued pursuant to an agreement with the Alberta Research Council (“ARC”, see Note 15 (c)).  Under Canadian GAAP these shares are recorded as share capital, while under US GAAP they would be recorded as a liability until such time that the shares are actually issued.

   (g)  Statement of cash flows:

   The statements of cash flows prepared in accordance with Canadian GAAP would not differ materially form those principles used in the United States.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

Impact on net loss:

The application of U.S. GAAP differences described above would have the following effect on the Company’s net loss reported under Canadian GAAP:

                                 August 31,     August 31,     August 31,

                                       2002           2001           2000

Net loss in accordance with

   Canadian GAAP              $ (1,717,968)  $ (2,605,949)  $ (2,671,660)

Adjustments for:

   Intangible assets, net of

     related amortization           13,241        689,561      1,062,648

   Stock granted to an employee        --             --         (78,000)

   Variable options                 (5,833)           --             --

   Stock options granted to

     employees and directors           --         (15,412)       (25,288)

   Stock options granted to

     consultants                   (70,147)       (12,478)       (37,435)

                                   (62,739)       661,671        921,925

Total comprehensive loss      $ (1,780,707)   $(1,944,278)   $(1,749,735)

Basic loss per common share in

   accordance with U.S. GAAP  $      (0.09)   $     (0.12)   $     (0.14)

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

Impact on deficit:

The application of U.S. GAAP differences described above would have the following effect on the Company’s deficit reported under Canadian GAAP:

                                   August 31,    August 31,    August 31,

                                         2002          2001          2000

Deficit, Canadian GAAP          $(10,284,359) $ (8,566,391) $ (5,960,442)

Adjustments for:

   Current year adjustments

     to net loss                     (56,906)      661,671       921,925

   Cumulative effect of prior

     year adjustments to net loss (5,800,584)   (6,456,422)   (7,378,347)

Deficit, U.S. GAAP              $(16,141,849) $(14,361,142) $(12,416,864)

Impact on balance sheet items:

The following is a comparison of the balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with U.S. GAAP:

                  August 31, 2002           August 31, 2001             August 31, 2000

                Canadian        U.S.       Canadian       U.S.       Canadian         U.S.

Intangible

          asset:      $    35,497  $    35,497  $    13,241  $       --   $   702,802  $       --

Deferred

          compensation        --       127,706          --        26,771          --        27,890

Current

          liabilities     184,153      368,528      506,358      506,358      485,198      485,198

       Share capital   11,384,507   17,185,828    9,082,178   14,890,459    7,432,422   13,213,932

       Deficit        (10,284,359) (16,141,849)  (8,566,391) (14,361,142)  (5,960,442) (12,416,864)

In addition, the opening share capital at September 1, 1999 would have been $12,657,319 under U.S. GAAP as compared to $7,044,422 under Canadian GAAP.  The Company’s opening deficit at September 1, 1999 would have been $10,667,129 under U.S. GAAP as compared to $3,288,782 under Canadian GAAP.